May 13, 2010	Rajib Chanda
202-508-4671
202-383-7793 fax
rajib.chanda@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Managers Funds (the “Registrant”)

Registration Statement on Form N-14

Ladies and Gentlemen:

Enclosed for filing on behalf of the Registrant is a registration statement on Form N-14 (the “Registration Statement”). The Registration Statement relates to the proposed acquisition of each of the acquired funds set forth below by each of the corresponding series of the Registrant set forth below:

Acquiring Fund (Registrant)	Corresponding Acquired Fund
Managers Cadence Capital Appreciation Fund	Allianz CCM Capital Appreciation Fund

Managers Cadence Emerging Companies Fund	Allianz CCM Emerging Companies Fund

Managers Cadence Focused Growth Fund	Allianz CCM Focused Growth Fund

Managers Cadence Mid-Cap Fund	Allianz CCM Mid-Cap Fund

The Prospectus/Proxy Statement contained in the Registration Statement will be furnished in connection with a special meeting of shareholders of the Acquired Funds, each a series of Allianz Funds, to be held on August 9, 2010, at which time the shareholders of the Acquired Funds will be asked to vote on the proposed acquisition of each Acquired Fund by the corresponding Acquiring Fund, each a newly created series of the Registrant. Included in the Registration Statement is the form of proxy for the August 9, 2010 meeting.

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The Registration Statement relates solely to the Managers Cadence Capital Appreciation Fund, the Managers Cadence Emerging Companies Fund, the Managers Cadence Focused Growth Fund and the Managers Cadence Mid-Cap Fund, each a series of the Registrant. The Registration Statement does not supersede or amend any disclosure relating to any other series of the Registrant.

No registration fee is being paid at the time of filing because the Registrant has previously filed an election, under Rule 24f-2 under the Investment Company Act of 1940, as amended, to register an indefinite number of shares.

The Registration Statement is proposed to become effective on June 14, 2010 pursuant to Rule 488 under the Securities Act of 1933, as amended.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda